June 5, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:	Kellie Kim Isaac Esquivel Division of Corporation Finance Office of Real Estate & Construction

Re:	Simon Property Group, Inc. Simon Property Group, L.P. Form 10-K for the year ended December 31, 2023, filed February 22, 2024 File Nos. 001-14469 and 001-36110

Ladies and Gentlemen:

Set forth below is the response of Simon Property Group, Inc. (“SPG” or the “Company”) and Simon Property Group, L.P. (the “Operating Partnership”, collectively referred to as “we” or “our”) to the comment contained in the letter dated May 31, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission. The Comment Letter relates to the Annual Report on Form 10-K for the year ended December 31, 2023 of the Company and the Operating Partnership.

For your convenience, the Staff’s comment is reproduced in bold type below and the Staff comment is followed by the Company’s and Operating Partnership’s response thereto. The paragraph number below corresponds to the numbered paragraph in the Comment Letter.

Form 10-K for the year ended December 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 59

1.	We note, on page 98, you indicate that you review properties for impairment and total sales per square foot can impact this assessment. Further, we note on page 60 you disclose that you consider net operating income to be a key operating measure. Please tell us if management considers comparable property NOI and sales per square foot to be key operating measures. If so, please include this disclosure in future Exchange Act periodic reports and tell us how you intend to present it. With respect to sales per square foot please address, as appropriate, the impact inflation has had on this metric.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that we do not consider comparable property NOI and sales per square foot to be key operating measures.

Our reference on page 98 to reported sales per square foot specifically relates to our consideration of certain factors which could constitute an impairment indicator where further evaluation may be required to determine whether the carrying value of investment property is recoverable. Our evaluation of impairment considers assumptions including, but not limited to, forecasted cash flows, estimated capitalization rates, leasing prospects, local market information and expectations about future market and economic conditions, including sales per square foot as reported to the Company by our lessees, demand, and competition. Although these items are assumptions in the estimation of fair value of individual properties and may give rise to potential indicators of impairment, they do not represent key operating measures for our Company.

Specifically, we have reviewed SEC Release No. 33-10751 related to the disclosure of Key Performance Indicators and Metrics in Management’s Discussion and Analysis, and determined these measures are not part of the set of key variables used by the Company to manage the Company’s business or to make strategic decisions. Further, we do not believe these measures constitute material information necessary for an understanding or evaluation of the Company’s financial condition, changes in financial condition and results of operations that would be required under Item 303(a) of Regulation S-K.

With respect to comparable property NOI, management does not utilize or calculate this measure. The Company discontinued the calculation and reporting of this measure beginning with our Form 10-K for the year ended December 31, 2020 as further discussed on the February 8, 2021 Earnings Call. Instead, management utilizes Net Operating Income as disclosed on page 60 as a key operating measure.

We appreciate your assistance, and should you need any additional information, please feel free to contact me at (317) 685-7359, or in my absence, our General Counsel, Steven E. Fivel at (317) 263-7962.

Very truly yours,

Simon Property Group, Inc.

By:	/s/ Brian J. McDade
	Name:	Brian J. McDade
	Title:	Executive Vice President and Chief Financial Officer

Simon Property Group, L.P.

By:	Simon Property Group, Inc.
Its general partner

By:	/s/ Brian J. McDade
	Name:	Brian J. McDade
	Title:	Executive Vice President and Chief Financial Officer